SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D (Rule 13d-101) Under the Securities Exchange Act of 1934 Amendment No.1 HomeFed Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of class of securities)

436919104
(CUSIP number)

Michael J. Sharp Executive Vice President and General Counsel LEUCADIA NATIONAL CORPORATION 520 Madison Avenue New York, New York 10022

With a copy to:

Andrea A. Bernstein, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153
(Name, address and telephone number of person authorized to receive notices and communications)

March 28, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 436919 10 4	13D

1	Name of Reporting Person: S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:	Leucadia National Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	9,460,563
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	-0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	9,460,563
PERSON WITH	10	SHARED DISPOSITIVE POWER:	-0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	9,460,563
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	63.6%
14	TYPE OF REPORTING PERSON:	CO

This Amendment No. 1 (this “Amendment No. 1”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on February 28, 2014 (the “Schedule 13D”), and is filed by Leucadia National Corporation (“Leucadia” or the “Reporting Person”) with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of HomeFed Corporation, a Delaware corporation (the “Company”).  Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 of the Schedule 13D is incorporated by reference herein.

Item 4.	Purpose of Transaction.

As previously disclosed, on February 28, 2014, the Reporting Person and certain of its subsidiaries entered into a purchase agreement with the Company (the “Agreement”) to sell to the Company certain of the Reporting Person’s real estate subsidiaries, investments and $12.5 million in cash (subject to adjustment) to the Company in exchange for 7.5 million newly issued shares of the Company’s Common Stock (the “Transaction”).   The Agreement provides that in certain circumstances the Transaction would be effected through an initial closing and a deferred closing.  On March 28, 2014, the initial closing occurred, pursuant to which the Reporting Person sold certain of its real estate subsidiaries, investments and $12.5 million in cash (subject to post-closing adjustment) to the Company in exchange for 6,986,337 newly issued shares of the Company’s Common Stock.  The deferred closing pursuant to which the balance of the real estate interests will be sold to the Company in exchange for 513,663 newly issued shares of the Company’s Common Stock is anticipated to occur following receipt of a third party consent during the second quarter of 2014.  Upon consummation of the deferred closing, Leucadia will beneficially own approximately 64.9% of HomeFed’s outstanding shares of common stock.

Also as previously disclosed, the Reporting Person has agreed with the Company that to the extent the Subject Shares exceeds 45% of the outstanding voting securities of HomeFed, the Company will only vote those of the Subject Shares equal to 82% of the difference between the outstanding Purchaser Stock, on the relevant record date, and the Subject Shares on any matter submitted to the stockholders for a vote and any excess Subject Shares (which by virtue of the foregoing will not be voted) will be deemed non-voting shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

(a)           The Reporting Person is the direct owner of 9,460,563 shares of the Company’s Common Stock representing approximately 63.6% of the 14,865,837 shares of the Company’s Common Stock outstanding on the date hereof (the “Outstanding Shares”).  The foregoing includes the 6,986,337 newly-issued shares of Company Common Stock acquired on March 28, 2014 and does not include the 513,663 shares of the Company’s common stock that are subject to the deferred closing.  Also as previously disclosed, the Reporting Person has agreed with the Company that to the extent the Subject Shares exceeds 45% of the outstanding voting securities of HomeFed, the Company will only vote those of the Subject Shares equal to 82% of the difference between the outstanding Purchaser Stock, on the relevant record date, and the Subject Shares on any matter submitted to the stockholders for a vote and any excess

Subject Shares (which by virtue of the foregoing will not be voted) will be deemed non-voting shares. Certain of the Scheduled Persons own shares of the Company’s Common Stock as follows: Mr. Steinberg is the owner of 744,520 shares of the Company’s Common Stock (5.0% of the Outstanding Shares), a trust for the benefit of Mr. Steinberg’s children as to which Mr. Steinberg disclaims beneficial ownership is the owner of 27,532 shares of the Company’s Common Stock (0.2% of the Outstanding Shares), and a charitable foundation of which Mr. Steinberg and his wife are trustees and as to which Mr. Steinberg disclaims beneficial ownership is the owner of 42,381 shares of the Company’s Common Stock (0.3% of the Outstanding Shares); Mr. Mara is the owner of 802 shares of the Company’s Common Stock (less than 0.1% of the Outstanding Shares), and Ms. Lowenthal is the owner of 1,000 shares of the Company’s Common Stock (less than 0.1% of the Outstanding Shares).

(b)           Item 5(a) is incorporated herein by reference.

(c)           Since the most recent filing of the Schedule 13D on February 28, 2014, except as otherwise described herein, the Reporting Person has not effected any transactions in Common Stock during the past sixty days.

(d)           Not applicable.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2014

LEUCADIA NATIONAL CORPORATION

	By:	/s/ Joseph A. Orlando
		Name:	Joseph A. Orlando
		Title:	Vice President and Chief Financial Officer

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